U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 15
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   Certification and Notice of Termination of Registration under Section 12(g)
                    of the Securities Exchange Act of 1934 or
                Suspension of Duty to File Reports Under Sections
                         13 and 15(d) of the Securities
                              Exchange Act of 1934.

                                                Commission File Number: 333-5827

                           ATLANTIC INTEGRATED HEALTH
                                  INCORPORATED
             (Exact name of registrant as specified in its charter)

                      1315 South Glenburnie Road, Suite D17
                         New Bern, North Carolina 28562
                                 (252) 514-0057
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           PRIMARY CLASS COMMON SHARES
                          REFERRAL CLASS COMMON SHARES
                     NONPROFIT CLASS NONVOTING COMMON SHARES
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


           Rule 12g-4(a)(1)(i)   [ ]                Rule 12h-3(b)(1)(ii)  [X]
           Rule 12g-4(a)(1)(ii)  [ ]                Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)   [ ]                Rule 12h-3(b)(2)(ii)  [ ]
           Rule 12g-4(a)(2)(ii)  [ ]                Rule 15d-6            [ ]
           Rule 12h-3(b)(1)(i)   [ ]

Approximate number of holders of record as of the certificate or notice date:
     174 holders of record of the Primary Class Common Shares
     265 holders of record of the Referral Class Common Shares
     2 holders of record of the Nonprofit Class Nonvoting Common Shares

         Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Integrated Health Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 04, 2000        ATLANTIC INTEGRATED HEALTH INCORPORATED

                             By:      /s/ J. Philip Mahaney, Jr., M.D.
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                                      J. Philip Mahaney, Jr., M.D.
                                      President and Chief Executive Officer